THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

November 20, 2009

Chris White, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4628
100 F Street, NE
Washington, DC 20549

Re:         White Mountain Titanium Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed September 25, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
Filed September 25, 2009
File No. 333-129347

Dear Mr. White:

We are in receipt of your comment letter dated November 9, 2009, addressed to White Mountain Titanium Corporation (the “Company”) in connection with the Company’s 2008 annual report on Form 10-K, as amended, and its quarterly report on Form 10-Q for the quarter ended June 30, 2009, as amended.  Attached hereto is a copy of the 10-Q/A which the Company proposes to file in response to the comments in your letter.  Also in response to the comments in your letter, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in your letter:

Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed September 25, 2009

11. Segmented Information, page 39

1.
We reviewed your Form 10-K/A for the fiscal year ended December 31, 2008 which was filed September 25, 2009 and reissue prior comment number in our comment letter dated September 3, 2009.  Please revise your footnote disclosure in future filings to refer to your segment as “operating segment” or “reportable segment”, as the disclosure related to industry segments required by SFAS 14 was superseded by SFAS 131.

Chris White, Branch Chief
November 20, 2009

RESPONSE:  The Company has represented that in its future filings the footnote disclosure will be revised to refer to its segment as “operating segment” or “reportable segment” in compliance with SFAS 131.

Item 9AT. Controls and Procedures, page 40
Management’s Report on Internal Controls over Financial Reporting, page 40

2.
We reviewed your Form 10-K/A for the fiscal year ended December 31, 2008 which was filed September 25, 2009, and reissue prior comment number 5 in our comment letter dated September 3, 2009 because the conclusion reached by your officers regarding your internal control over financial reporting is still qualified by the language “for a company of our size”.  Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your officers on the effectiveness of your internal control over financial reporting as of December 31, 2008.

RESPONSE:  The Company has represented that in its future filings it will not qualify management’s conclusions with language such as “for a company of our size” and will state, in clear and unqualified language, the conclusions reached by its officers on the effectiveness of the Company’s internal control over financial reporting as the end of the most recent fiscal year covered by the annual report.

3. Capital Stock
(d) Warrants, page 10

3.
We reviewed your response to the comment 7 in our comment letter dated September 3, 2009 and your Form 10-Q/A for the fiscal quarter ended June 30, 2009.  We note you determined that your stock warrants are not indexed to your own stock under the guidance of EITF07-5 and therefore, no longer meet the scope exception of SFAS 133.  Because these warrants are required to be measured at their fair values on the reporting date under the provisions of SFAS 133, they are included in the scope of SFAS 157.  Please amend and revise your filings to include the disclosures related to the fair value measurement of the stock warrants as required by the paragraphs 32 through 35 of SFAS 157.

RESPONSE:  In response to this comment, the Company has added a new Note 5 to the financial statements for the period ended June 30, 2009, to provide the disclosure related to the fair value measurement of the stock warrants as required by paragraphs 32 through 35 of SFAS 157.  Set forth below is the language of the new note:

Chris White, Branch Chief
November 20, 2009

5.  FAIR VALUE OF MEASUREMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.  The carrying amounts of these instruments approximate their respective fair values because of the short maturities of those instruments.

Liabilities measured at market value on a recurring basis include warrant liability resulting from our recent equity financing.  In accordance with the guide which is now ASC 815-40 (formally EITF (Emerging Issues Task Force) 00-19, Accounting for Derivative Financial Instruments Indexed and Potentially Settled in a Company’s Own Stock), the warrant liabilities are being marked to market each quarter-end until they are completely settled.  The warrants are valued using a Black-Scholes method, using assumptions consistent with our application of ASC 718 (previously SFAS 123R).  The gain or loss resulting from the marked to market calculation is shown on the Consolidated Condensed Statements of Operations as Change in fair value of warrants.  The Company recognized a gain of $988,012 during the quarter.

The Company adopted new guidance which is now part of ASC 820-10 (formerly Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157), Fair Value Measurements (“FAS 157”), effective January 1, 2008.  SFAS 157 does not require any new fair value measurements; instead it defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles and expands disclosure about fair value measurements.  The adoption of SFAS 157 for our financial assets and liabilities did not have an impact on our financial position or operating results.  Beginning January 1, 2008, assets and liabilities recorded at fair value in consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure fair value.  Level inputs, as defined by SFAS 157, are as follows:

•	Level 1 - quoted prices in active markets for identical assets or liabilities
•	Level 2 - other significant observable inputs for the assets or liabilities through corroboration with market data at the measurement date
•	Level 3 - significant unobservable inputs that reflect management’s best estimate of what market participants would use to price the assets or liabilities at the measurement date.

The following table summarizes fair value measurement by level at September 30, 2009 for assets and liabilities measured at fair value on a recurring basis.

	Level I	Level II	Level III	Total
Cash and cash equivalents	$1,586,727	$-	$-	$1,586,727
Receivables	18,176			18,176
Accounts payable and accrued liabilities	28,000	-	-	28,000
Other liabilities - warrants	-	2,786,837	-	2,786,837

4.
Please amend and revise your filings to include all the restatement disclosures required by SFAS 154, paragraph 26, with regard to the error in accounting for your warrants in fiscal year 2009.  In addition, please label all columns that have been restated as “restated” on the face of your financial statements.

Chris White, Branch Chief
November 20, 2009

RESPONSE:   In response to this comment, the Company has included the appropriate labels on all columns in the financial statements that have been restated in the financial statements for the period ended June 30, 2009.  Specifically, on the Consolidated Balance Sheet column for the period ended June 30, 2009, the words “Restated (Note 6) have been added at the head of the column; on the Consolidated Condensed Statement of Operations columns for three and six months ended June 30, 2009, the words “Restated (Note 6)” have been added to the column headings and the word “Restated” has been added to the cumulative column heading; and on the Consolidated Condensed Statements of Cash Flow column for the six months ended June 30, 2009, the words “Restated (Note 6) have been added to the column headings and the word “Restated” has been added to the cumulative column heading.

  In addition, the Company has added a new Note 6 to the financial statements for the period ended June 30, 2009, which would read as follows:

6.  RESTATEMENT AND COMPARATIVE FIGURES

We adopted Emerging Issues Task Force (EITF) Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. as of January 1, 2009. During the year ended 2007, the Company repriced previously issued warrants for 6,875,000 shares of our Common Stock in a private placement to an institutional investor. These warrants were reassessed under EITF 07-5 and due to a price adjustment clause included in these warrants, such warrants are no longer deemed to be indexed to our stock and therefore, no longer meet the scope exception of FAS 133. Therefore, these warrants were reclassified to a liability and will be adjusted to fair value on a quarterly basis going forward.

As at March 31, 2009 the restatement of the consolidated balance sheet resulted in changes to the previously reported carrying values of Other Liabilities – Warrants, Shareholders Equity and Deficit as follows:

	Previously Reported	Correction	Restated
Other Liabilities – Warrants	$-	$(991,687)	$(991,687)
Total liabilities	(50,705)	(991,687)	(1,042,392)
Deficit	(16,771,666)	(991,687)	(17,763,353)

For the six months ended June 30, 2009 comparative consolidated condensed statement of operations, the restatement resulted in changes to the previously reported amounts as follows:

	Previously Reported	Correction	Restated
Change in value of warrants	$-	(1,901,462)	(1,901,462)
Net loss for the period	(2,077,022)	(1,901,462)	(3,978,484)
Loss per common share	(0.06)	(0.06)	(0.12)

For the six months ended June 30, 2009 comparative consolidated condensed statement of cash flow, the restatement resulted in changes to the previously reported amounts as follows:

Chris White, Branch Chief
November 20, 2009

	Previously Reported	Correction	Restated
Net loss for the period	$(2,077,022)	$(1,901,462)	$(3,978,484)
Change in fair value of warrants	-	1,702,462	1,702,462
Common stock adjustment – fair value of warrants	-	199,000	199,000

Certain of the prior periods figures have been reclassified to conform to the financial statement presentation adopted for the current period ended June 30, 2009

If the staff has no further comments in connection with the above referenced items, the Company will promptly file the amended quarterly report on Form 10-Q/A for the period ended June 30, 2009 with the noted changes. Please feel free to contact me if further information is required.

Sincerely,

/s/ Ronald N. Vance

Attachment
cc:          Michael P. Kurtanjek, President
Brian Flower, Chairman
Charles E. Jenkins, CFO